UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Secretary

Learning Tree International, Inc.

6053 Century Blvd.

Los Angeles, CA 90045-0028

310-342-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David C. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,472,248 8. Shared Voting Power 2,509,114 9. Sole Dispositive Power 1,472,248 10. Shared Dispositive Power 2,509,114

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,191,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%.
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mary C. Adams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 209,640 8. Shared Voting Power 2,509,114 9. Sole Dispositive Power 209,640 10. Shared Dispositive Power 2,509,114

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,191,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%.
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DCMA Holdings, LP, Tax ID # 95-4731724
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,074,818 8. Shared Voting Power 0 9. Sole Dispositive Power 2,074,818 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,074,818
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%.
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Pegasus Foundation, Tax ID # 95-4834973
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 182,098 8. Shared Voting Power 0 9. Sole Dispositive Power 182,098 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,098
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%.
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Collins Family Foundation, Tax ID # 95-4618828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 129,918 8. Shared Voting Power 0 9. Sole Dispositive Power 129,918 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%.
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (the “Amendment” and collectively, with the Original Filing the “Prior Filings”). References should be made to the Prior Filings for additional information. Terms with initial capital letters not defined in this Amendment No. 2 are used with the meanings assigned to them in the Prior Filings.

Item 2. Identity and Background

This statement is being filed by the following persons (the “Reporting Persons”): David C. Collins, Mary C. Adams (Dr. Collins and Ms. Adams are husband and wife and Ms. Adams is also known under her married name of Mary C. Collins), DCMA Holdings, LP (“DCMA”), a family limited partnership of which Dr. Collins and Ms. Adams are the general partners, The Pegasus Foundation (“Pegasus”), a charitable supporting organization of which Dr. Collins and Ms. Adams are minority trustees, and The Collins Family Foundation (the “Collins Foundation”), a private charitable foundation of which Dr. Collins and Ms. Adams are the directors. The principal address of each of the Reporting Persons is 2814 Motor Avenue, Los Angeles, California 90064. Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company. Ms. Adams is the Company’s Chief Administrative Officer and Secretary. During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Dr. Collins and Ms. Adams is a citizen of the United States, DCMA is a California limited partnership, Pegasus is a California trust and the Collins Foundation is a California corporation.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

Pegasus and the Collins Foundation are charitable organizations which have been advised to sell their holdings of Common Stock over time in order to assist in their charitable mission. In connection with certain estate planning decisions, DCMA and Dr. Collins have been advised to undertake some diversification of their assets. Accordingly, on February 19, 2003, each of Dr. Collins, DCMA, Pegasus and the Collins Foundation put in place a five-year liquidity program (each, a “Plan”) to effectuate sales of Common Stock. The Plans became effective on May 15, 2003.

Item 5. Interest in Securities of the Issuer

A. According to the Company’s Proxy Statement on Schedule 14A filed January 20, 2005, 16,943,135 shares of Common Stock were outstanding as of January 14, 2005. Dr. Collins and Ms. Adams each beneficially own (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) 4,191,002 shares of Common Stock, which represent approximately 24.7% of the outstanding Common Stock. Dr. Collins’ and Ms. Adams’ beneficial ownership is set forth below:

Capacity	David C. Collins	Mary C. Adams
As separate property (held by each in a living trust)	1,472,248	197,640
As fully vested options vested, held as separate property	0	12,000
As trustees under the Collins Family Community Property Trust	122,280	122,280
By attribution of shares and options constituting the separate property of spouse[1]	209,640	1,472,248
As general partner of DCMA[2]	2,074,818	2,074,818
As director of The Collins Foundation[2]	129,918	129,918
As minority trustee of The Pegasus Foundation[2]	182,098	182,098

Total	4,191,002	4,191,002

(1)	Dr. Collins and Ms. Adams each disclaim beneficial ownership of the shares held as the separate property of the other.
(2)	Dr. Collins and Ms. Adams each disclaim beneficial ownership of these shares.

B. Dr. Collins has sole voting and dispositive power with respect to the 1,472,248 shares owned as his separate property. Ms. Adams has sole voting and dispositive power with respect to the 197,640 shares owned as her separate property and would have sole voting and dispositive power with respect to any shares acquired under her employee option. Dr. Collins and Ms. Adams each have shared voting and dispositive power with respect to the aggregate of 2,509,114 shares owned by the Collins Family Community Property Trust, DCMA, The Collins Foundation and The Pegasus Foundation.

	David C. Collins	Mary C. Adams
Sole Voting and Dispositive Power	1,472,248	209,640
Shared Voting and Dispositive Power	2,509,114	2,509,114

C. The Reporting Persons have not effected any transactions in the Common Stock during the 60 days prior to the date of this amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Prior Filings.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005

/s/ David C. Collins
David C. Collins

/s/ Mary C. Adams
Mary C. Adams

DCMA Holdings, L.P.

By:	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

The Pegasus Foundation

By:	/s/ David C. Collins
David C. Collins
Its Trustee

The Collins Family Foundation

By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)